SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Speedway Motorsports, Inc.

(Name of Subject Company)

Speedway Motorsports, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

847788106

(CUSIP Number of Class of Securities)

J. Cary Tharrington IV

Senior Vice President and General Counsel

5555 Concord Parkway South

Concord, NC 28027

(704) 455-3239

With copies to:

Richard W. Viola

Rakesh Gopalan

McGuireWoods LLP

201 North Tryon St

Suite 3000

Charlotte, NC 28202

(704) 343-2000

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by a subsidiary (“Merger Sub”) of Sonic Financial Corporation (“Sonic Financial”) for all of the outstanding shares of common stock, par value $0.01 per share, of Speedway Motorsports, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of July 23, 2019, by and among Sonic Financial, Merger Sub and the Company. If successful, the Offer will be followed by a merger of Merger Sub with and into the Company.

•	Exhibit A: Frequently Asked Questions for employees, transmitted on July 24, 2019

EXHIBIT A

Frequently Asked Questions for Employees — July 24, 2019 announcement

The Transaction

1.	Is the transaction good for the Company?

	•	Yes, we believe it is. We can immediately deliver value to stockholders at an approximate 42% premium to the share price on April 23, 2019, while continuing to execute our long-term growth strategy. After the merger, Speedway Motorsports, Inc. (the “Company”) will continue its focus on owning and operating first-class, modern facilities in premier geographic markets, and providing our individual and corporate fans and customers with the best entertainment experience and marketing value in the motorsports industry.

2.	Will there be organizational changes?

	•	You still work for the same company and serve the same customers and fans.

	•	Our 2019 fiscal year business plan remains unchanged and we will continue to execute it.

	•	The proposed transaction will enable us to deliver immediate value to stockholders while we continue to pursue our long-term growth plan without the pressure of reporting our quarter-to-quarter performance.

3.	What does it mean to cease to have publicly-traded stock?

	•	After successful completion of the tender offer and merger, the Company will be 100% owned by Sonic Financial Corporation (a company owned and controlled by O. Bruton Smith and his family) (“SFC”) through its subsidiary and shares of the Company’s common stock will no longer be traded publicly or listed on the New York Stock Exchange.

	•	Any shares that you currently own, whether you tender through the tender offer or that will be automatically cancelled via the merger, will be converted into a right to receive the cash value of those shares based on the $19.75 per share price.

4.	Will the Company be moving headquarters?

	•	No. The Company will continue to be headquartered in North Carolina.

Employees

5.	How does this proposed transaction impact employees?

	•	SFC believes that the merger will have a minimal impact on employees. The Company’s employees are key to achieving our long-term business strategy and goals and should continue to focus on those strategies and goals.

	•	We have no current plans for job eliminations as a result of the proposed transaction. Rather, the proposed transaction will enable us to accelerate our long-term growth plan and transformation, and maintain our focus on providing the best entertainment experience and marketing value in the motorsports industry.

6.	What will happen to the Company’s equity (stock or options) that employees hold?

	•	Under the terms of the merger agreement, employees will be entitled to receive $19.75 in cash, without interest and less such amounts as are required to be withheld or deducted under applicable tax provisions, for each share of the Company’s common stock they hold.

•

For participants in our compensation plans who have received equity in the Company in the past (stock options, restricted stock units or shares of restricted stock), we will be communicating with you directly about your current vested and unvested Company equity and its treatment in this potential transaction. Generally, the merger agreement specifies that all outstanding equity will be accelerated and entitled to receive consideration based on the $19.75 per share price.

7.	Can I sell my shares of the Company now? Can I exercise options and sell them now?

	•	Until the closing of the transactions, employees are free to trade in the Company’s stock and exercise options except during Company-wide blackout periods, and so long as you are not in possession of material non-public information regarding the Company.

	•	Employees who are subject to trading restrictions due to their role in the Company or involvement in special projects must obtain prior approval as currently required under Company policy.

Fans and Customers

8.	How will this transaction impact our fans and customers?

	•	Our individual and corporate fans and customers can expect us to continue our efforts to provide the best entertainment and marketing value in the motorsports industry, and it is important to reassure them of that.

	•	We believe this merger transaction strengthens the Company’s capabilities to compete in the challenging and changing environment affecting motorsports and to continue to invest in innovative and entertaining facilities, leading-edge technology, expanded product merchandising and other strategic initiatives.

	•	Members of the Smith family will continue to manage and oversee the Company after the transaction. Mr. Bruton Smith, Executive Chairman and founder of the Company, has been a pioneer in the motorsports business since the sport’s beginning. His ingenuity and vision for the sport have been highly instrumental in the motorsports business for decades, and the sport has recognized his contributions by inducting him into the NASCAR Hall of Fame. Additionally, Mr. Marcus Smith, the current Chief Executive Officer of the Company, has played a key role in the motorsports industry and has also been an important figure in the evolution of the sport and the Company over the past several years. Customers will benefit from the continued involvement and innovation of the Smith family without the distraction or pressures of quarter-to-quarter financial reporting.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of common stock of the Company described above has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of the Company, nor is it a substitute for the tender offer materials that SFC and its subsidiary will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by SFC and its acquisition subsidiary a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by the Company, and a Schedule 13E-3 transaction statement will be filed by the Company and certain other persons, including SFC. The offer to purchase shares of the Company’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER AND THE SCHEDULE 13E-3 TRANSACTION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the exchange agent for the tender offer which will be named in the tender offer statement. Copies of the Company’s filings with the SEC may be obtained free of charge at the “Investor Relations” section of the Company’s website at http://www.speedwaymotorsports.com or by directing a request to: Speedway Motorsports, Inc., 5555 Concord Parkway South Concord, North Carolina 28027, Attn: Investor Relations, (704) 455-3239.

Forward-Looking Statements

This communication contains forward-looking statements, including statements relating to the proposed acquisition of the Company by SFC and the expected benefits of the acquisition and other matters that are not historical facts. Statements in this communication that relate to future results and events are forward-looking statements based on the Company’s current plans and expectations and are subject to a number of risks and uncertainties that could cause such plans and expectations, including actual results, to differ materially from those described in these forward-looking statements. You should not place undue reliance on these statements. All statements other than statements of historical fact, including statements containing the words “estimates,” “believes,” “anticipates,” “plans,” “expects,” “will,” and similar expressions, are statements that could be deemed forward-looking statements. Risks, uncertainties and other factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (b) the inability of SFC to complete the proposed tender offer and merger due to the failure to obtain the minimum percentage of the Company’s stockholders tendering their shares in the tender offer or the failure to satisfy other conditions to completion of the proposed tender offer and merger; (c) the failure of SFC to obtain the necessary financing arrangements as set forth in the debt commitment letter delivered pursuant to the merger agreement, or the failure of the proposed tender offer or merger to close for any other reason; (d) risks related to disruption of management’s attention from the Company’s ongoing business operations due to these transactions; (e) the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against the Company and others relating to the merger agreement; (f) the risk that the pendency of the proposed tender offer and merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the pendency of the proposed tender offer and merger; (g) the effect of the announcement of the proposed tender offer and merger on the Company’s relationships with its customers, operating results and business generally; and (h) the amount of the costs, fees, expenses and charges related to the proposed transactions under the merger agreement. You should consider these factors carefully in evaluating the forward-looking statements. Many of these risks and uncertainties are beyond the Company’s control. No assurance can be given that actual results or events will not differ materially from those projected, estimated, assumed or anticipated in any such forward-looking statements. Important factors that could result in such differences, in addition to other factors noted with such forward-looking statements, are discussed in the Company’s Annual Report on Form 10–K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 15, 2019, under the heading “Item 1A. Risk Factors,” and in any subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed by the Company with the SEC. Inclusion of any information or statement in this communication does not necessarily imply that such information or statement is material. The Company disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication or otherwise, and such information included in this communication is based on information currently available and may not be reliable after this date.